EXHIBIT 99.10
Media Release

21 July 2022

Rio Tinto and Ford sign MOU for battery and low carbon materials supply to support net-zero future

CHICAGO and DEARBORN--(BUSINESS WIRE)-- Rio Tinto and Ford Motor Company have signed a non- binding global memorandum of understanding (MOU) to jointly develop more sustainable and secure supply chains for battery and low-carbon materials to be used in Ford vehicles.

The multi-materials partnership will support the transition toward a net-zero future by supplying Ford, one of the world’s largest automakers, with materials including lithium, low-carbon aluminium and copper. It will allow Rio Tinto, a leading global mining and metals company, to progress its commitment to work with customers to decarbonise value chains.

Under the agreement, Ford will explore becoming the foundation customer for Rio Tinto’s Rincon lithium project in Argentina. Rio Tinto is currently progressing detailed planning to bring Rincon into production and will work with Ford toward a significant lithium off-take agreement to support its production of electric vehicles.

The companies will work together to strengthen the supply of low carbon aluminium for use in Ford vehicles, including metal produced using the zero carbon ELYSIS™ smelting technology and from Rio Tinto’s hydro-powered operations in Canada, helping Ford meet its commitment to the First Mover’s Coalition.

Ford and Rio Tinto will also work to develop secure, domestic supply chains for Ford across other essential commodities for the energy transition from Rio Tinto’s operations in North America, including copper produced with a low-carbon footprint.

The MOU builds on Ford’s relationship with Rio Tinto as a primary aluminium raw material source for its iconic F-150, the world’s first all aluminium body pick-up truck. The high-strength aluminium alloys used in the Ford F-150 help improve performance and save weight, helping it to tow heavier loads, accelerate quicker and reduce stopping distances. Now, the companies will work together exploring what’s possible in the energy transition with models like Ford’s next-generational full-size electric truck.

Ford Chief Industrial Platform officer Hau Thai-Tang said: “This is a powerful example of how Ford’s proven scale and industrial expertise can be leveraged to accelerate the shift to EVs. We’re applying years of shared knowledge and a strong relationship to support production of models customers already know and love – and potentially to help create a new generation of EVs for millions of customers.”
Rio Tinto Chief Commercial Officer Alf Barrios said: “We are excited to work with Ford to support the transition to net zero by supplying a range of materials it needs for electric and lower-carbon vehicles, and advance our commitment to work with customers to decarbonise our value chains. Rio Tinto is uniquely positioned to work with companies like Ford to develop more sustainable, traceable and secure supply chains. We are investing to grow in materials needed for the energy transition, and in technology and partnerships to decarbonise our business and value chains. We welcome the opportunity to strengthen our long term relationship with Ford to support its sustainability goals.”

Notes to editors

About Ford Motor Company

Ford Motor Company (NYSE: F) is a global company based in Dearborn, Michigan, that is committed to helping build a better world, where every person is free to move and pursue their dreams. The company’s Ford+ plan for growth and value creation combines existing strengths, new capabilities and always-on relationships with customers to enrich experiences for and deepen the loyalty of those customers. Ford develops and delivers innovative, must-have Ford trucks, sport utility vehicles, commercial vans and cars and Lincoln luxury vehicles, as well as connected services. Additionally, Ford is establishing leadership positions in mobility solutions, including self-driving technology, and provides financial services through Ford Motor Credit Company. Ford employs about 182,000 people worldwide. More information about the company, its products and Ford Credit is available at corporate.ford.com.

About Rio Tinto’s Rincon lithium project

Rincon is a large lithium brine project located in the heart of the lithium triangle in the Salta Province of Argentina. It has potential to produce battery grade lithium carbonate with one of the lowest carbon footprints in the industry.

Rio Tinto is currently undertaking detailed planning including possible pathways for a smaller start-up to accelerate supply. The company is committed to developing the project to the highest ESG standards and is undertaking engagement with communities, the province of Salta and the Government of Argentina to ensure an open and transparent dialogue about the work planned.

About ELYSIS

ELYSIS is a technology company created through a partnership between Rio Tinto and Alcoa, with support from Apple and the governments of Canada and Quebec. ELYSIS is scaling up a revolutionary technology that enables the production of metal without direct carbon dioxide emissions during the aluminium smelting process, instead emitting pure oxygen. The technology uses inert anodes to replace the carbon anodes traditionally used during electrolysis, the process used to make primary aluminium.

Learn more at www.elysis.com.

View source version on businesswire.com:
https://www.businesswire.com/news/home/2022072006043/en/

Ford
Jennifer Flake
M +1 313 903 0429
jflake1@ford.com

Rio Tinto
Matthew Klar
M +1 514 608 4429
Matthew.klar@riotinto.com

Category: General
Source: Rio Tinto